UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 75869 / September 10, 2015

Admin. Proc. File No. 3-16654

In the Matter of

ACCRES HOLDING, INC.,
FIRSTBANK FINANCIAL SERVICES, INC.,
POLYMEDIX, INC.,
REGENOCELL THERAPEUTICS, INC., and
THE SAGEMARK COMPANIES LTD.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by Accres Holding, Inc., FirstBank Financial Services, Inc., Polymedix, Inc., RegenoCELL Therapeutics, Inc., or The Sagemark Companies Ltd. and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge has become the final decision of the Commission with respect to Accres Holding, Inc., FirstBank Financial Services, Inc., Polymedix, Inc., RegenoCELL Therapeutics, Inc., and The Sagemark Companies Ltd.[2] The order contained in that decision is hereby declared effective. The initial decision ordered that,

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[1] 17 C.F.R. § 201.360(d).

[2] *Accres Holding, Inc., FirstBank Fin. Servs., Inc., MicroSmart Devices, Inc., Polymedix, Inc., RegenoCELL Therapeutics, Inc., and The Sagemark Companies Ltd.*, Initial Decision Release No. 839 (July 24, 2015), 111 SEC Docket 20, 2015 WL 4503975. The Central Index Key numbers are: 1158201 for Accres Holding, Inc.; 1316410 for FirstBank Financial Services, Inc.; 1341843 for Polymedix, Inc.; 1221749 for RegenoCELL Therapeutics, Inc.; and 89041 for The Sagemark Companies Ltd.

pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Accres Holding, Inc., FirstBank Financial Services, Inc., Polymedix, Inc., RegenoCELL Therapeutics, Inc., and The Sagemark Companies Ltd. are hereby revoked.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Brent J. Fields
Secretary

INITIAL DECISION RELEASE NO. 839
ADMINISTRATIVE PROCEEDING
FILE NO. 3-16654

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of ACCRES HOLDING, INC., FIRSTBANK FINANCIAL SERVICES, INC., MICROSMART DEVICES, INC., POLYMEDIX, INC., REGENOCELL THERAPEUTICS, INC., and THE SAGEMARK COMPANIES LTD.	INITIAL DECISION ON DEFAULT AS TO FIVE RESPONDENTS July 24, 2015

APPEARANCE: David S. Frye, Division of Enforcement, Securities and Exchange Commission

BEFORE: Brenda P. Murray, Chief Administrative Law Judge

On June 26, 2015, the Securities and Exchange Commission (Commission) issued an Order Instituting Administrative Proceedings (OIP) pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act), alleging that Respondents have securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and have not filed required periodic reports. The OIP required that Respondents file Answers to the allegations within ten days of service of the OIP. OIP at 3; 17 C.F.R. § 201.220(b). On July 7, 2015, the Division of Enforcement (Division) filed the Declaration of David S. Frye to Assist Secretary with Record of Service, noting that Respondents were served with the OIP by June 29, 2015. Respondents' Answers were thus due by July 13, 2015. *See Accres Holding Inc.*, Admin. Proc. Rulings Release No. 2913, 2015 SEC LEXIS 2793 (July 8, 2013).

On July 8, 2015, I ordered that a telephonic prehearing conference be held on July 22, 2015, and warned that any Respondent that did not file an Answer, appear at the prehearing conference, or otherwise defend the proceeding would be found in default. *Id.*; *see* OIP at 3-4; 17 C.F.R. §§ 201.155(a), .220(f), .221(f).

Only the Division and counsel for the bankruptcy trustee of Polymedix, Inc. (Polymedix), appeared at the prehearing conference on July 22, 2015. Counsel for Polymedix's bankruptcy trustee noted that Polymedix does not object to revocation of its registered securities. The

Division represented that MicroSmart Devices, Inc. (MicroSmart), has submitted an offer of settlement which is pending review by the Commission.[1] As of the date of this Initial Decision, no Respondent has filed an Answer. I find Accres Holding, Inc. (Accres), FirstBank Financial Services, Inc. (FirstBank), Polymedix, RegenoCELL Therapeutics, Inc. (RegenoCELL), and The Sagemark Companies Ltd. (Sagemark) (collectively, the five Respondents) to be in default and find the allegations in the OIP to be true as to them. *See* 17 C.F.R. §§ 201.155(a)-(b), .220(f), .221(f).

Findings of Fact

Accres, Central Index Key (CIK) No. 1158201, is a void Delaware corporation located in Shelton, Connecticut, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Accres is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2010, which reported a net loss of $155,470 for the prior nine months. As of June 18, 2015, the common stock of Accres was quoted on OTC Link operated by OTC Markets Group Inc. (formerly Pink Sheets) (OTC Link), had eight market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

FirstBank, CIK No. 1316410, is a non-compliant Georgia corporation located in McDonough, Georgia, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). FirstBank is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2008, which reported a net loss of $6,226,362 for the prior six months. As of June 18, 2015, the common stock of FirstBank was quoted on OTC Link, had four market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Polymedix, CIK No. 1341843, is a void Delaware corporation located in Radnor, Pennsylvania, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Polymedix is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2012, which reported a net loss of $12,453,000 for the prior nine months. On April 1, 2013, Polymedix filed a Chapter 7 petition in the U.S. Bankruptcy Court for the District of Delaware, which was still pending as of June 22, 2015. As of June 18, 2015, the common stock of Polymedix was quoted on OTC Link, had twelve market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

RegenoCELL, CIK No. 1221749, is a Florida corporation located in Natick, Massachusetts, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). RegenoCELL is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended December 31, 2011, which reported a net loss of $1,296,000 for the prior year. As of June 18, 2015, the

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[1] On July 23, 2015, the Commission published an order that accepted MicroSmart's offer of settlement, ending the proceeding as to Microsmart. *Accres Holding Inc.*, Exchange Act Release No 75508, 2015 WL 4481240.

common stock of RegenoCELL was quoted on OTC Link, had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Sagemark, CIK No. 89041, is a New York corporation located in New York, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Sagemark is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2012, which reported a net loss of $466,000 for the prior nine months. As of June 18, 2015, the common stock of Sagemark was quoted on OTC Link, had eight market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Conclusions of Law

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require issuers of securities registered with the Commission pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in annual and quarterly reports, even if the registration is voluntary under Exchange Act Section 12(g). Specifically, Exchange Act Rule 13a-1 requires issuers to file annual reports and Exchange Act Rule 13a-13 requires domestic issuers to file quarterly reports. *See* 17 C.F.R. §§ 240.13a-1, .13a-13. The five Respondents have failed to do so. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241, at *12 (Mar. 22, 2007), *mot. for recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1239 (June 6, 2007). Moreover, the five Respondents have failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations, or, through their failure to maintain a valid address on file with the Commission, did not receive such letters. OIP at 3. The five Respondents' failure to file timely annual and quarterly reports is a violation of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

Sanctions

Exchange Act Section 12(j) authorizes the Commission, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a class of securities or suspend for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the registrant has failed to comply with any provision of the Exchange Act or rules thereunder. In determining the public interest or what is necessary or appropriate for the protection of investors, the Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19-20 (May 31, 2006).

The failure to file required periodic reports is a serious violation because the reporting requirements of the Exchange Act are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities.

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977). The five Respondents' violations are recurrent in that each Respondent repeatedly failed to file periodic reports. *See Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197, at *25-26 (May 23, 2008) (respondent's failure to make eight filings over an eighteen-month period considered recurrent). The five Respondents are culpable because they knew, or should have known, of their obligation to file periodic reports. *See* 17 C.F.R. §§ 249.308a, .310 (Commission Forms 10-Q, 10-K); *Robert L. Burns*, Investment Advisers Act of 1940 Release No. 3260, 2011 SEC LEXIS 2722, at *40 n.60 (Aug. 5, 2011) (stating that the Commission has "repeatedly held that ignorance of the securities laws is not a defense to liability thereunder"). On these facts, it is necessary and appropriate for the protection of investors to revoke the registrations of each class of the five Respondents' registered securities.

Order

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Accres Holding, Inc., FirstBank Financial Services, Inc., Polymedix, Inc., RegenoCELL Therapeutics, Inc., and The Sagemark Companies Ltd. are hereby REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360 of the Commission's Rules of Practice. *See* 17 C.F.R. § 201.360. Pursuant to that Rule, I FURTHER ORDER that a party may file a petition for review of this Initial Decision within twelve days after service of the Initial Decision. *See* 17 C.F.R. § 201.360(b). A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111 of the Commission's Rules of Practice. 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then a party shall have twenty-one days to file a petition for review from the date of the order resolving such motion to correct a manifest error of fact. The Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

In addition, a respondent has the right to file a motion to set aside a default within a reasonable time, stating the reasons for the failure to appear or defend, and specifying the nature of the proposed defense. 17 C.F.R. § 201.155(b). The Commission can set aside a default at any time for good cause. *Id.*

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Brenda P. Murray
Chief Administrative Law Judge